UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(RULE 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MICRO IMAGING TECHNOLOGY, INC.

(Formerly Electropure, Inc.)

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

59484E 10 0

(CUSIP Number)

Catherine Patterson

Micro Imaging Technology, Inc.

970 Calle Amanecer, Suite F

San Clemente, CA 92673

(949) 388-4546

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 2, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [  ].

(Continued on following pages)

(Page 1 of 5 pages)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 59484E 10	PAGE 2 OF 5 PAGES

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Robert Pett

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6	CITIZENSHIP OR PLACE OR ORGANIZATION
California, USA

NUMBER OF	7	SOLE VOTING POWER
SHARES		198,145,542
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		None
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		198,145,542
PERSON	10	SHARED DISPOSITIVE POWER
WITH		None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
198,145,542 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.5% of the Common Stock – 2.8% of Convertible Preferred Stock – 13.4% of voting power

14	TYPE OF REPORTING PERSON*
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1	SECURITY AND ISSUER

Common Stock, $0.01 par value, of Micro Imaging Technology, Inc., (formerly, Electropure, Inc.), a California corporation (“MIT”). The principal executive office of MIT is located at 970 Calle Amanecer, Suite F, San Clemente, California 92673.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	Robert Pett

(b)	33431 Stern Wave Place, Dana Point, California 92629

(c)	Area Sales Manager – Toshiba Machine Company

(d)	Not applicable

(e)	Not applicable

(f)	U.S.A.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The funds utilized to acquire the 171,619,192 shares of Micro Imaging Technology, Inc. common stock, as described below, were from Mr. Pett’s personal funds.

ITEM 4.	PURPOSE OF THE TRANSACTION

Prior to February 2, at which time Mr. Pett’s ownership of the Issuer’s common stock reached 5%, Mr. Pett had acquired 26,526,350 and 72,935 shares of common stock and convertible preferred stock, respectively, in open market transactions and private placement purchases directly from the Issuer.

On February 2, 2012, Mr. Pett purchased 11,065,750 shares of common stock from the Issuer in a private placement transaction for $0.0027 per share, for proceeds of $30,000.

During March 2012, Mr. Pett purchased an additional 20,553,442 shares of common stock for proceeds of $61,660, or $0.003 per share.

On April 20, 2012, Mr. Pett purchased 40,000,000 shares of common stock from the Issuer in a private placement arrangement for proceeds of $60,000, or $0.0015 per share.

Between May 14 and June 29, 2012, Mr. Pett purchased an additional 100,000,000 shares of common stock from the Issuer in a private placement arrangement for proceeds of $100,000, or $0.001 per share.

Mr. Pett may in the future acquire, hold and dispose of shares of Common Stock or warrants or options for such Common Stock or other securities of MIT and such transactions may be in the open market, privately or directly from MIT.

Except as set forth above, Mr. Pett does not have any plans or proposals which may have, which relate to or which would result in:

(a)	The acquisition by any person of additional securities of MIT, or the disposition of securities of MIT;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving MIT or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of MIT or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of MIT, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of MIT;

(f)	Any other material change in MIT’s business or corporate structure;

(g)	Changes in MIT’s charter, bylaws or instruments, correspondence thereto or other actions which may impede the acquisition or control of MIT by any person;

(h)	Causing a class of securities of MIT to be delisted from a national securities exchange or to cease to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of MIT becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF ISSUER

(a)	Mr. Pett owns the following shares of MIT:

198,145,542 shares of Common Stock with one vote per share.

Mr. Pett owns beneficially 11.5% of the Common Stock; 2.8% of the Convertible Preferred Stock; with 13.4% of the voting power of all classes of stock of MIT.

(b)	Mr. Pett has the sole voting and dispositive power over the shares he owns.

(c)	Since February 2, 2012, Mr. Pett has entered into the following transactions with regard to MIT’s Common Stock:

On February 2, 2012, Mr. Pett purchased 11,065,750 shares of common stock from the Issuer for $0.0027 per share, or $30,000.

On March 13, 2012, Mr. Pett purchased an additional 16,479,000 shares from the Issuer for $0.003 per share, or $49,437.

On March 21, 2012, Mr. Pett purchased 10,000,000 shares of common stock from the Issuer for $0.003 per share, or $30,000.

On April 20, 2012, Mr. Pett purchased an additional 40,000,000 shares of common stock from the Issuer for $0.0015 per share, or $60,000.

On May 21, 2012, Mr. Pett, entered into a Subscription Agreement to purchase a total of two hundred million shares of the Issuer’s common stock at $0.001 per share over a six-month period. As of July 24, 2012, the Company had received $100,000 of the total purchase commitment.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

In connection with an April 20, 12 Subscription Agreement, Mr. Pett has a three-year option to purchase up to 40,000,000 shares of common stock at an exercise price of $0.002 per share during the first year; $0.005 during the second year; and $0.01 per share during the third year.

In connection with the May 21, 2012 Subscription Agreement, Mr. Pett received a one-year option to purchase up to 33,333,333 additional shares of common stock at $0.003 per share during the one-year period commencing on the date the final subscription dollars have been invested.

ITEM 7.	EXHIBITS

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: July 24, 2012

/s/ ROBERT PETT
ROBERT PETT